 1-A/A LIVE 0001716949 XXXXXXXX 024-10741 false false false MiTio Inc / DE DE 2017 0001716949 8200 82-1964266 3 0 289 JONESBORO RD, MCDONOUGH GA 30253 678-458-1671 Andy Altahawi Other 10104.00 0.00 0.00 0.00 10104.00 28104.00 20000.00 48104.00 0.00 10104.00 0.00 0.00 0.00 0.00 0.00 0.00 Ankit Consulting Services Inc. Common 20000000 N/A N/A N/A 0 N/A N/A N/A 0 N/A N/A true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 5000000 20000000 2.0000 10000000.00 0.00 0.00 0.00 10000000.00 true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY false MiTio, INC. Common 20000000 0 2000 Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.